Exhibit 2.3

TRADEMARK LICENSE AGREEMENT

THIS AGREEMENT, entered into this 3rd day of October, 2003, by and between The St. Paul Companies, Inc., a Minnesota corporation (“Licensor”) and CompManagment, Inc., an Ohio corporation (“Licensee”).

WHEREAS, Licensee is purchasing various assets from Licensor, pursuant to a Stock Purchase Agreement dated as of October 3, 2003 (the “SPA”) and is desirous of continuing to use the “St. Paul” name in connection with the purchased business Octagon Risk Services, Inc. (“Octagon”), a Minnesota corporation, for a limited phase-out period; and

WHEREAS, Licensor is the owner of the name “St. Paul” and various trademarks and service marks incorporating the name “St. Paul”; and

WHEREAS, printed materials of Octagon contain the phrase “A St. Paul Member Company”; and

WHEREAS, Licensor as an inducement to Licensee to purchase the assets pursuant to the SPA is willing to grant Licensee the right to use the “St. Paul” name in the phrase “A St. Paul Member Company”, subject to the terms and conditions of this Agreement;

NOW, THEREFORE, in consideration of the foregoing, and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is agreed by and between the parties hereto as follows:

1.             Grant of License.  Licensor hereby grants to Licensee a limited, non-exclusive right to use the “St. Paul” name as contained in the phrase “a St. Paul Member Company” on existing printed materials in the United States in connection with insurance claims administration and consultation, and claims adjustment services provided by Octagon.

Licensee agrees to remove the “St. Paul” name from all printed materials, collateral or other means of communication or to otherwise state, suggest or imply an affiliation with Licensor as soon as possible but in no event later than thirty (30) calendar days following the Closing Date (as defined in the SPA).

2.             Ownership of The “St. Paul” Name.  Licensee acknowledges Licensor’s ownership of the “St. Paul” name, agrees that it will do nothing inconsistent with such ownership and that all use of the “St. Paul” name by Licensee shall inure to the benefit of and be on behalf of the Licensor. Nothing in this Agreement shall give Licensee any right, title or interest in the “St. Paul” name other than the right to use the “St. Paul” name in accordance with this Agreement, and Licensee agrees that it will not challenge or attack the validity of the “St. Paul” name or Licensor’s ownership of the “St. Paul” name.

Licensee, effective thirty (30) calendar days as of the Closing Date, acting on behalf of itself and its subsidiaries and affiliates, hereby assigns and relinquishes to Licensor any right Licensee may heretofore have had to use the name “St. Paul” or any words, names or letters suggestive or derivative thereof in any trade or business or otherwise, except to the extent provided herein.

3.             Service Quality. Licensee agrees to use commercially reasonable efforts to protect the goodwill pertaining to the name “St. Paul” in connection with its use of such name hereunder.

4.             Infringement Proceedings. Licensee agrees to notify Licensor of any unauthorized use of the “St. Paul” name by others promptly as it comes to Licensee’s attention.  Licensor shall have the sole right and discretion to bring infringement or unfair competition proceedings involving the “St. Paul” name.

5.             Indemnification.  With respect to any materials or communication used after the Closing Date which include the words “St. Paul” or otherwise state or suggest or imply any affiliation with Licensor or its respective subsidiaries, Licensee shall indemnify and hold Licensor and its subsidiaries harmless against and in respect of any and all damages, losses, liabilities and expenses, including, without limitation, legal and other expenses, which arise out of or result from the inclusion of “St. Paul” or such other statements, suggestions or implications in such materials.

6.             Term and Obligations on Termination.  This Agreement shall continue in force and effect for a period of thirty (30) calendar days after Closing.  Upon the termination of the Agreement, Licensee agrees to immediately discontinue all use of the words “St. Paul” and any term confusingly similar thereto; except as may be required by law and except for the sole purpose of historical identification in materials not designed as advertising or solicitation.

7.             Interpretation of Agreement.  It is agreed that this Agreement shall be interpreted under the laws of the State of Minnesota and of the U.S.A., and the parties agree to submit to the jurisdiction of the courts of the State of Minnesota solely with respect to matters governed by this Agreement.

8.             Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

LICENSOR:		LICENSEE:

THE ST. PAUL COMPANIES, INC.		COMPMANAGEMENT, INC.

By:	/s/ Thomas A. Bradley	By:	/s/ Jonathan R. Wagner
Name:	Thomas A. Bradley	Name:	Jonathan R. Wagner
Title:	Executive Vice President and CFO	Title:	President